SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                   ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.              Press Release: DaimlerChrysler to reduce 7.5% of its stake in EADS

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program, including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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1

Press Information

Contact
Thomas Fröhlich	+49 (0)7 11/17-9 33 11

Date
April 4, 2006

DaimlerChrysler to reduce 7.5% of its stake in EADS

Stuttgart - After authorization by the Supervisory Board of DaimlerChrysler, the Board of Management today has taken all appropriate actions for hedging 7.5% out of its 30% stake in the European Aeronautic Defence and Space Company (EADS).

With this step DaimlerChrysler will further focus on its core automotive business. Today’s market value of the 7.5% stake amounts to approximately €2.0 billion. There will be no impact on the net income in 2006. As the settlement of the transaction is intended to take place between January and April 2007, the impact of the transaction on net income in the magnitude of around €1 billion will occur in 2007.

Today, DaimlerChrysler and international investment banks have entered into a forward sales agreement on EADS shares. The DaimlerChrysler Group will be lending the shares to the banks which then will place the shares in the market.

This transaction has been prepared in close cooperation with the French Lagardère SCA which also intends to reduce its indirect 15% stake in EADS to 7.5%. On the basis of the existing contractual relationships the step has been coordinated with all major shareholders of EADS.

DaimlerChrysler and Lagardère SCA are determined to further support the continued success of EADS and remain core shareholders. The sustained increase of the EADS share price strongly underscores the

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substantial global investor interest and high demand for a participation in EADS. Both DaimlerChrysler and Lagardère SCA respond to this demand by substantially increasing the free float of EADS. This will broaden the shareholder basis of EADS and enhance its access to and position in the international capital markets.

Through these transactions, EADS’ balanced Corporate Governance among the core shareholders remains unchanged.

Further information on DaimlerChrysler is available on the internet at: www.media.daimlerchrysler.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: April 4, 2006